

March 21, 2011

Mr. Steven Willard
Chief Executive Officer
Flamel Technologies, S.A.
Parc Club du Moulin a Vent
33, avenue du Docteur Georges Levy
69693 Venissieux Cedex France

> **Re:** **Flamel Technologies, S.A.**
> **Form 20-F for the year ended December 31, 2009**
> **Supplemental response dated March 2, 2011**
> **File No. 000-28508**

Dear Mr. Willard:

We have reviewed your supplemental response dated March 2, 2011 and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F

Strategic Alliances, page 25

1. We note your response to comment 2 and reissue the comment in part. As previously requested, please expand the discussion of the Pfizer agreement to provide disclosure of the aggregate milestone payments, the range of royalty rates, and the term and termination provisions of the agreement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact John Krug, Senior Counsel, at (202) 551-3862 or Dan Greenspan, Special Counsel, at (202) 551-3623 with any questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Amy Bowerman Freed, Esq.
    Hogan Lovells US LLP
    875 Third Avenue
    New York, New York 10022